UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

WT HOLDINGS CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92934N 10 7

(CUSIP Number)

Edgar D. Park, Esq.

Richardson & Patel LLP

10900 Wilshire Boulevard, Suite 500

Los Angeles, California 90024

(310) 208-1182

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2006

(Date of Event which Requires Filing of this Statement)

*	This Schedule 13D amends and restates the Amendment No. 1 to Schedule 13D filed on July 7, 2006.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 92934N 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Central Class Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

1,962,834
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

1,962,834

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,962,834
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON*

OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92934N 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Siu Wa Wong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

1,962,834
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

1,962,834

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,962,834
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0%
14	TYPE OF REPORTING PERSON*

IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (“Common Stock”), of WT Holdings Corporation, a Delaware corporation (the “Company”). The address of the Company’s principal executive office is Room 402-404, 4/F, Allied Kajima Building, 138 Gloucester Road, Wanchai, Hong Kong.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of Siu Wa Wong and Central Class Limited, a British Virgin Islands Company (“Central Class”), of which Mr. Siu Wa Wong is the Sole Director and the sole shareholder. The persons named in this paragraph are sometimes referred to herein as the “Reporting Person” or collectively the “Reporting Persons.”

(b) The business address of both Central Class and Mr. Siu Wa Wong is Room 402-404, 4th Floor, Allied Kajima Building, 138 Gloucester Road, Hong Kong.

(c) Mr. Siu Wa Wong is the Sole Director and also the sole shareholder of Central Class. Central Class and Mr. Wong are in the business of making investments and their address is Room 402-404, 4th Floor, Allied Kajima Building, 138 Gloucester Road, Hong Kong.

(d) During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Siu Wa Wong is a citizen of Hong Kong. Central Class is a company formed under the laws of the British Virgin Islands.

Item 3. Source and Amount of Funds and Other Consideration.

As reported in the Reporting Persons’ Schedule 13D filed on November 30, 2005, the reporting person acquired 20,271,422 shares of common stock of the Company for the purpose of acquiring a controlling interest in the Company.

Effective March 30, 2006, the Company effected a 1 for 20 reverse stock split of all of its issued and outstanding common stock.

On April 19, 2006, the Board of Directors of the Company approved a proposal to amend and restate three outstanding promissory notes issued by the Company, in the aggregate principal amount of $229,537. Under the proposal, the promissory notes were amended and restated to (i) extend the maturity date of the notes to July 20, 2006, and (ii) add a provision to make the promissory notes convertible into common stock of the Company, or common stock equivalents, at a conversion price of $0.007630 per share.

In connection with actions taken by WT Holdings Corporation to restructure and settle its remaining indebtedness, and as approved by its board of directors, on May 18, 2006 the company entered into an Agreement of Amendment and Restatement of Promissory Note, under which it agreed to amend and restate the Note in the principal amount of $126,000, with accrued interest in the amount of $2,800. The Note was amended and restated to extend its maturity date to July 20, 2006. As a condition to such extension, the Note was amended and restated as four separate notes, issued to the Central Class Group Limited (a Reporting Person), and made convertible into shares of Common Stock, Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock.

Effective on May 18, 2006, and in accordance with the terms and conditions of the above-mentioned amended and restated promissory notes, Central Class Group Limited elected to convert the principal and accrued interest under promissory notes held by Central Class Group Limited into (i) 96,117,242 shares of Common Stock, (ii) 1,200,000 shares of Series A Preferred Stock, (iii) 1,200,000 shares of Series B Preferred Stock, and (iv) 1,200,000 shares of Series C Preferred Stock, respectively, of the Company. In consideration for the shares issued, all indebtedness of the company under the notes was cancelled.

Effective on May 19, 2006 (i) holders of a majority of the Company’s Series A Preferred Stock elected to convert all of the issued and outstanding shares of Series A Preferred Stock, consisting of 1,228,143 shares, into 10,235 shares of common stock of the Company at a conversion ratio of 0.008333 shares of common stock for each share of Series A Preferred Stock, (ii) holders of a majority of the company’s Series B Preferred Stock elected to convert all of the issued and outstanding shares of Series B Preferred Stock, consisting of 1,228,143 shares, into 10,235 shares of common stock of the company at a conversion ratio of 0.008333 shares of common stock for each share of Series B Preferred Stock; and (iii) holders of a majority of the Company’s Series C Preferred Stock elected to convert all of the issued and outstanding shares of Series C Preferred Stock, consisting of 1,232,143 shares, into 10,268 shares of common stock of the company at a conversion ratio of 0.008333 shares of common stock for each share of Series C Preferred Stock. These conversions were pursuant to the terms of the Company’s Certificate of Incorporation and Certificates of Designation for the respective series of preferred stock of the Company, as amended.

On May 19, 2006, immediately following (i) the conversion of the foregoing promissory notes, and (ii) conversion of each series of preferred stock into common stock, the Company had a total of 98,142,476 shares of common stock outstanding, and no shares of preferred stock outstanding. On such date, and of such total amount, Central Class held 53,749,773 shares of common stock of the Company.

On June 22, 2006, WT Holdings Corporation, a Delaware corporation (formerly Fortune Entertainment Corporation) (the “Company”) executed an Agreement and Plan of Share (“Exchange Agreement”) by and among Profits Dreams Development Limited, a company organized and existing under the laws of the British Virgin Islands (“PDD”), and PDD’s shareholders, Forever Rise Holdings Limited (“FRHL”) and the FRHL shareholders on the one hand, and the Company on the other hand. Under the Exchange Agreement, on the Closing Date, the Company issued 68,699,565 shares of its common stock to FRHL in exchange for 100% of the common stock of PDD. As a result of this transaction, FRHL became the controlling stockholder of the Company, and PDD became the wholly-owned subsidiary of the Company. As a condition to closing of the Exchange Agreement, the Company agreed to cause certain of its stockholders to forfeit and have cancelled an aggregate of 68,699,565 shares of common stock of the Company.

On June 28, 2006, pursuant to the Exchange Agreement, Central Class Group Limited agreed to forfeit and cancel 51,786,937 shares of common stock of the Company, of the 53,749,773 shares then held by Central Class Group Limited. This cancellation of shares held by Central Class Group Limited took effect on June 28, 2006. Immediately following the closing of the share exchange transaction under the Exchange Agreement, after giving effect to the share cancellation, Central Class Group Limited held a total of 1,962,834 shares of common stock of the Company, constituting 2.0% of the issued and outstanding shares of the Company on such date.

Item 4. Purpose of Transaction.

The Reporting Persons agreed to and effectively cancelled and forfeited 51,786,937 shares of common stock for investment purposes, specifically, in order to satisfy a condition of closing of the Exchange Agreement, as described in Item 3 of this Schedule 13D. As a result of the transactions under the Exchange Agreement, including the cancellation of 51,786,937 shares of common stock held by Central Class Group Limited, the Reporting Persons no longer hold a controlling interest in the Company, and now hold 2.0% of the issued and outstanding common stock of the Company as of the date of this Schedule 13D. See Item 3 of this Schedule 13D, which is hereby incorporated by reference.

Item 5. Interest in Securities of the Company.

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

(b) The powers that the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

(c) All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided in Item 4 is hereby incorporated by reference. To the best of the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships.

Item 7. Materials to be Filed as Exhibits.

(1)	Joint Filing Agreement attached hereto as Exhibit A.

(2)	Agreement and Plan of Share Exchange dated June 22, 2006 by and among Profits Dreams Development Limited, a company organized and existing under the laws of the British Virgin Islands (“PDD”), and PDD’s shareholders, including Ricky Kee Kwong Tsoi, Alex Chun Shan Yue, and Horizon Corporation (the “PDD Shareholders”), Forever Rise Holdings Limited (“FRHL”) and its shareholders on the one hand, and the Company on the other hand.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2006

CENTRAL CLASS GROUP LIMITED

By:	/s/ Siu Wa Wong
Siu Wa Wong
Director

/s/ Siu Wa Wong
Siu Wa Wong